

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2006

Ms. Janice K. Henry
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

Re: Martin Marietta Materials, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
File No. 1-12744

Dear Ms. Henry:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief